Filed by: Unilab Corporation

           This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.

                    Subject Company: Unilab Corporation
                        Commission File No.: 0-22758

FORWARD-LOOKING STATEMENTS:
This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K, and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:
On May 15, 2002, Quest Diagnostics filed a Registration Statement on Form S-4, as amended, and a Schedule TO, as amended, and Unilab filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the Securities and Exchange Commission in connection with the transaction. A Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9, and related exchange offer materials, including a letter of election and transmittal, have been mailed to stockholders of Unilab. In addition, Quest Diagnostics has previously filed a Statement on Schedule 13D, as amended, relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics by directing a request to Quest Diagnostics Incorporated at One Malcolm Avenue, Teterboro, New Jersey, 07608, or from Unilab by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, California, 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

                                   # # #

                             Unilab Corporation
              18448 Oxnard Street, Tarzana, California, 91356

   QUEST DIAGNOSTICS AND UNILAB EXTEND MERGER AGREEMENT UNTIL NOVEMBER 30

     --Quest Diagnostics Extends Exchange Offer for Shares of Unilab--

TETERBORO, N.J., and TARZANA, Calif., SEPTEMBER 26, 2002 - Quest Diagnostics Incorporated (NYSE: DGX) and Unilab Corporation (NASD: ULAB) announced today that they have extended the termination date of their Merger Agreement to November 30, 2002. Previously, the Merger Agreement between Quest Diagnostics and Unilab could have been terminated by either party at any time after September 30, 2002, if the exchange offer had not been completed on or before that date. All other provisions of the agreement remain in effect.

In addition, Quest Diagnostics extended its previously announced cash election exchange offer for all outstanding shares of Unilab Corporation common stock. The offer was extended by 10 business days and will now expire at 12:00 midnight, New York City time, on Wednesday, October 9, 2002.

The exchange offer period has been extended because Quest Diagnostics and Unilab are continuing their discussions, including settlement discussions, with the Federal Trade Commission regarding the proposed transaction. Quest Diagnostics and Unilab continue to believe that the transaction is not anti-competitive.

As of 12:00 midnight, New York City time, on September 25, 2002, approximately 30.9 million shares of Unilab Corporation common stock had been tendered, representing approximately 92% of the outstanding Unilab Corporation common stock.

For additional information on the cash election exchange offer, Unilab shareholders may contact Georgeson Shareholder Communications at 212-440-9800. In addition, Merrill Lynch is the Dealer Manager for the exchange offer and may be contacted toll free at 866-276-1462.

About Unilab
Unilab Corporation is the largest independent provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 400 regional service and testing facilities located throughout the state. Unilab also operates in the state of Arizona. Additional information is available on the Company's website at www.Unilab.com.

About Quest Diagnostics
Quest Diagnostics Incorporated is the nation's leading provider of diagnostic testing, information and services, pproviding insights that enable physicians, hospitals, managed care organizations and other healthcare professionals to make decisions to improve health. The company offers the broadest access to diagnostic laboratory services through its national network of laboratories and patient service centers. Quest Diagnostics is the leading provider of esoteric testing, including gene-based medical testing, and empowers healthcare organizations and clinicians with state-of-the-art connectivity solutions that improve practice management. Additional company information can be found on the Internet at: www.questdiagnostics.com.

FORWARD-LOOKING STATEMENTS:
This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K, and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:

On May 15, 2002, Quest Diagnostics filed a Registration Statement on Form S-4, as amended, and a Schedule TO, as amended, and Unilab filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the Securities and Exchange Commission in connection with the transaction. A Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9, and related exchange offer materials, including a letter of election and transmittal, has been mailed to stockholders of Unilab. In addition, Quest Diagnostics has previously filed a Statement on Schedule 13D, as amended, relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics by directing a request to Quest Diagnostics Incorporated at One Malcolm Avenue, Teterboro, New Jersey, 07608, or from Unilab by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, California, 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

                                   # # #





                               End of Filing